ISS AND GLASS LEWIS RECOMMEND VOTING ‘FOR’
TASEKO AGM RESOLUTIONS

June 27, 2016, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") is pleased to announce that Institutional Shareholder Services (“ISS”), and Glass Lewis & Co (“Glass Lewis”), two leading independent proxy advisory firms, have both recommended that shareholders vote ‘FOR’ all items of business to be considered at the Company’s Annual General Meeting which is scheduled for July 12, 2016.

These are important endorsements from independent third parties whose recommendations are intended to assist shareholders in making proxy voting decisions. Both ISS and Glass Lewis have conducted a careful review of the Company’s disclosure materials before making their recommendations.

ISS and Glass Lewis are independent proxy advisory firms who, among other services, provide proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

Shareholders are reminded that the cut-off for voting is 2:00 PM (Vancouver time) on July 8, 2016.

HOW TO VOTE

Registered shareholders (those who hold shares in their name and represented by a physical certificate or through the Direct Registration System) may vote by mail, internet, telephone or in person at the Annual General Meeting. In the interest of time, shareholders are encouraged to vote via the internet or by telephone as follows:

Internet:	Vote online at www.investorvote.com, using the control number located on your proxy (which you received in the mail)

Telephone:	Call 1-866-732-VOTE (8683) toll free

Beneficial shareholders (those who hold shares through a bank, broker or other intermediary) will have different voting instructions provided to them and should follow the instructions found on their voting instruction form.

Internet:	Vote online at www.proxyvote.com, using the control number located on your voting instruction form (which you received in the mail)

Telephone:	Call 1-800-474-7493 (English) or 1-800-474-7501 (French)

Shareholders who have questions or have not received their proxy or voting instruction form may contact the Company’s Proxy Solicitation Agent:

Laurel Hill Advisory Group
Toll free: 1-877-452-7184 or 416-304-0211 (Collect outside North America)
Email: assistance@laurelhill.com

Shareholders are encouraged to review the Company’s management information circular dated June 10, 2016 (the “Circular”) which provide details of the Meeting to be held at the Metropolitan Hotel, 645 Howe St., Vancouver, British Columbia at 2:00 pm (Vancouver time) on July 12, 2016.

A copy of the Circular and related documents have been mailed to the Company’s shareholders. Copies of the Circular and related documents can be obtained via SEDAR (www.sedar.com) or by contacting Laurel Hill Advisory Group toll-free at 1-877-452-7184 or at 416-304-0211 or by email at assistance@laurelhill.com.

Shareholder participation at this Meeting is very important and the Board encourages all shareholders to vote their proxy forms.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.